UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NRG YIELD, INC.

(Name of Issuer)

Class A common stock

Class C common stock

(Title of Class of Securities)

62942 X 306 (Class A common stock)

62942 X 405 (Class C common stock)

(CUSIP Number)

David R. Hill

NRG Energy, Inc.

211 Carnegie Center

Princeton, New Jersey 08540

(609) 524-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62942 X 306 (Class A common stock); 62942 x 405 (Class C common stock)

1	Name of Reporting Persons: NRG Energy, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 42,738,750 shares of Class A common stock; 42,738,750 shares of Class C common stock

	8	Shared Voting Power 0

	9	Sole Dispositive Power 42,738,750 shares of Class A common stock; 42,738,750 shares of Class C common stock

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,738,750 shares of Class A common stock; 42,738,750 shares of Class C common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented in Row (11) 55.3%

14	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on August 1, 2013, by NRG Energy, Inc. (the “Reporting Person”), as amended by the Schedule 13D/A filed with the Securities and Exchange Commission on February 10, 2015.

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety to read as follows:

This Amendment relates to the Class A common stock (“Class A Common Stock”) and Class C common stock (“Class C Common Stock”) of NRG Yield, Inc., a Delaware corporation (the “Issuer”). The principal offices of the Issuer are located at 211 Carnegie Center, Princeton, New Jersey 08540.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

This Amendment is being filed by NRG Energy, Inc., a Delaware corporation (the “Reporting Person”).

Attached as Schedule A hereto is certain information concerning the executive officers and directors of the Reporting Person as of the date of the filing of the Amendment.

The Reporting Person is principally engaged in the business of the ownership and operation of power generation facilities and the supply of energy and related services. The address of the principal executive offices of the Reporting Person is 211 Carnegie Center, Princeton, New Jersey 08540.

The principal business of Messrs. Crane, Andrews, Gutierrez, Hill and Callen, and Ms. Dehne, is to serve as executive officers of the Reporting Person, in the positions set forth on Schedule A hereto. The principal business of each of the other persons set forth on Schedule A hereto is set forth below:

•                  Mr. Abraham — Chairman and Chief Executive Officer of The Abraham Group and a director of the Reporting Person;

•                  Mr. Caldwell — Senior Pastor at the Windsor Village United Methodist Church in Houston, Texas and a director of the Reporting Person;

•                  Mr. Coben — Chairman and Chief Executive Officer of Tremisis Energy Corporation LLC, a director of Freshpet, Inc., Executive Director of the Sustainable Preservation Initiative, Consulting Scholar at the University of Pennsylvania Museum of Archaeology and Anthropology and a director of the Reporting Person;

•                  Mr. Cosgrove — Member of Board of Trustees of the University of Delaware and the Hagley Museum and Library, Chairman of the Reporting Person’s board of directors and a director of the Reporting Person;

•                  Messrs. Dallas, Hantke, Silverstein and Young — Director of the Reporting Person;

•                  Mr. Hobby — Managing Partner of Genesis Park, L.P., a director of Stewart Information Services Corporation (Stewart Title) and a director of the Reporting Person;

•                  Mr. Muller — Director of Transocean Ltd. and AeroVironment, Inc., Vice Chairman of the Reporting Person’s board of directors and a director of the Reporting Person;

•                  Ms. Schaumburg — Director of Brookfield Infrastructure Partners L.P. and a director of the Reporting Person;

and

•                  Mr. Weidemeyer — Director of The Goodyear Tire & Rubber Co., Waste Management, Inc. and Amsted Industries Incorporated and a director of the Reporting Person.

During the last five years, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons listed on Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

The Reporting Person directly holds 42,738,750 Class B units of NRG Yield LLC, a Delaware limited liability company (“Yield LLC”) and 42,738,750 Class D units of Yield LLC. The Class B units (the “Class B Units”) were received in connection with a reclassification of the outstanding limited liability company interests of Yield LLC effected immediately prior to the initial public offering of the Class A Common Stock of the Issuer, after giving effect to the contribution of certain power generation and thermal infrastructure assets with a book value of approximately $590 million as of March 31, 2013 and the sale of 19,011,250 Class B Units to the Issuer in the Issuer’s initial public offering. The Class D units (the “Class D Units”) were received in connection with the reclassification of the limited liability company interests of Yield LLC, whereby each Class B Unit held by the Reporting Person was reclassified into one Class B Unit and one Class D Unit.

Pursuant to an exchange agreement entered into on July 22, 2013 (the “Exchanged Agreement”), which was subsequently amended and restated on May 14, 2015 (the “Amended Exchange Agreement”), the Reporting Person may, subject to the terms of the Amended Exchange Agreement, exchange its Class B Units for shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As a holder exchanges its Class B Units for shares of Class A Common Stock, the Issuer’s interest in Yield LLC, which it holds through Class A units and Class C units of Yield LLC, will be correspondingly increased. In addition, the Reporting Person may, subject to the terms of the Amended Exchange Agreement, exchange its Class D Units for shares of Class C Common Stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As a holder exchanges its Class D Units for shares of Class C Common Stock, the Issuer’s interest in Yield LLC, which it holds through Class A units and Class C units of Yield LLC, will be correspondingly increased. The foregoing summary of the Amended Exchange Agreement is qualified in its entirety by reference to the text of Exhibit 1 hereto.

As a result of the Exchange Agreement, the Reporting Person may be deemed to have acquired beneficial ownership of the Class A Common Stock as reported here in on July 22, 2013. In addition, as a result of the Amended Exchange Agreement, the Reporting Person may be deemed to have acquired beneficial ownership of the Class C Common Stock as reported herein on May 14, 2015.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety to read as follows:

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of the Class B Units (and beneficial ownership of Class A Common Stock reported herein) and Class D Units (and beneficial ownership of Class C Common Stock reported herein) were acquired for investment purposes.

The Reporting Person, as the Issuer’s controlling stockholder, intends to review on a continuing basis its investment in the Issuer. Based on such review, the Reporting Person may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. Notwithstanding the foregoing, the Reporting Person has expressed an intention to maintain a controlling interest in the Issuer.

Except as otherwise described in this Amendment, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A to this Amendment, currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

The ownership percentages below are based on 77,325,000 shares of Class A common stock outstanding and 77,325,000 shares of Class C Common Stock outstanding as of May 15, 2015 (after giving effect to the exchange of 42,738,750 Class B Units outstanding as of such date, into an equivalent number of shares of Class A Common Stock, and the exchange of 42,738,750 Class D Units outstanding as of such date, into an equivalent number of shares of Class C Common Stock).

(a) The Reporting Person directly owns 42,738,750 Class B Units and 42,738,750 Class D Units. As a result of the Amended Exchange Agreement, the Class B Units are exchangeable for shares of Class A Common Stock of the Issuer, and the Class D Units are exchangeable for shares of Class C Common Stock of the Issuer. The Class B Units held by the Reporting Person represent 55.3% of the total number of shares of Class A Common Stock outstanding, and the Class D Units held by the Reporting Person represent 55.3% of the total number of shares of Class C Common Stock outstanding.

The following executive officers of the Reporting Person beneficially own the specified number of shares of Class A Common Stock as of the date of the Amendment: (i) Mr. David Crane, the President and Chief Executive Officer of the Reporting Person and the Issuer, beneficially owns 26,500 shares of Class A Common Stock and 26,500 shares of Class C Common Stock; (ii) Mr. Mauricio Gutierrez, the Executive Vice President and Chief Operating Officer of the Reporting Person and the Issuer, beneficially owns 4,000 shares of Class A Common Stock and 4,000 shares of Class C Common Stock; (iii) Mr. Kirkland Andrews, the Executive Vice President and Chief Financial Officer of the Reporting Person and the Issuer, beneficially owns 5,000 shares of Class A Common Stock and 5,000 shares of Class C Common Stock; (iv) Mr. David Hill, the Executive Vice President and General Counsel of the Reporting Person and the Issuer, beneficially owns 2,500 shares of Class A Common Stock and 2,500 shares of Class C Common Stock; and (v) Ms. Tanuja Dehne, Senior Vice President and Chief Administrative Officer of the Reporting Person, beneficially owns 1,000 shares of Class A Common Stock and 1,000 shares of Class C Common Stock. The Class A Common Stock held by each of Messrs. Crane, Gutierrez, Andrews and Hill and Ms. Dehne represents less than 1% of the total number of shares of Class A Common Stock outstanding, and the Class C Common Stock held by each of Messrs. Crane, Gutierrez, Andrews and Hill and Ms. Dehne represents less than 1% of the total number of shares of Class C Common Stock outstanding.

Mr. Crane may be deemed to beneficially own the 1,500 shares of Class A Common Stock and 1,500 shares of Class C Common Stock held by his children as of the date of this Amendment, included in the amounts listed above. Mr. Crane’s children purchased 1,750 shares of Class A Common Stock on July 22, 2013 for $22.00 per share in the Issuer’s initial public offering. On September 11, 2014, Mr. Crane’s son sold 250 shares of Class A Common Stock for

$51.94 per share. Mr. Crane’s children received 1,500 shares of Class C Common Stock in connection with the stock was split pursuant to the recapitalization of the Issuer on May 14, 2015, whereby each issued and outstanding share of Class A Common Stock was split into one share of Class A Common Stock and one share of Class C Common Stock. Mr. Crane disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The Class A Common Stock beneficially owned by Mr. Crane represents less than 1% of the total number of shares of Class A Common Stock outstanding and the Class C Common Stock beneficially owned by Mr. Crane represents less than 1% of the total number of shares of Class C Common Stock outstanding.

The following directors of the Reporting Person beneficially own the specified number of shares of Class A Common Stock as of the date of the Amendment, which were purchased on July 22, 2013 for $22.00 per share in the Issuer’s initial public offering: (i) Mr. Howard Cosgrove beneficially owns 20,000 shares of Class A Common Stock; (ii) Mr. Paul Hobby beneficially owns 3,000 shares of Class A Common Stock; and (iii) Ms. Anne Schaumburg beneficially owns 2,500 shares of Class A Common Stock. The Class A Common Stock held by each of Messrs. Cosgrove and Hobby and Ms. Schaumburg represent less than 1% of the total number of Class A Common Stock outstanding.

In addition, the following directors of the Reporting Person beneficially own the specified number of shares of Class C Common Stock as of the date of the Amendment, which were acquired through a stock split pursuant to the recapitalization of the Issuer on May 14, 2015, whereby each issued and outstanding share of Class A Common Stock was split into one share of Class A Common Stock and one share of Class C Common Stock: (i) Mr. Howard Cosgrove beneficially owns 20,000 shares of Class C Common Stock; (ii) Mr. Paul Hobby beneficially owns 3,000 shares of Class C Common Stock; and (iii) Ms. Anne Schaumburg beneficially owns 2,500 shares of Class C Common Stock. The Class C Common Stock held by each of Messrs. Cosgrove and Hobby and Ms. Schaumburg represent less than 1% of the total number of Class C Common Stock outstanding.

(b) The Reporting Person and the individuals named above each have the sole power to vote and dispose of the shares of the Class A Common Stock and Class C Common Stock that each such person beneficially owns.

(c) To the best knowledge of the Reporting Person, neither the Reporting Person nor any of the individuals named in Schedule A to the Amendment has effected a transaction in any class of the Issuer’s common stock during the past 60 days, except as set forth in Item 5(a) above.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety to read as follows:

The Reporting Person directly holds 42,738,750 shares of Class B common stock (“Class B Common Stock”) of the Issuer and 42,738,750 shares of Class D common stock (“Class D Common Stock”) of the Issuer. Each share of Class B Common Stock entitles the holder to one vote with respect to each matter presented to the Issuer’s stockholders on which the holders of Class B Common Stock are entitled to vote. Each share of Class D Common Stock entitles the holder to 1/100th of one vote with respect to each matter presented to the Issuer’s stockholders on which the holders of Class D Common Stock are entitled to vote. The executive officers and directors of the Reporting Person directly hold 71,500 shares of Class A Common Stock in the aggregate and may be deemed to beneficially own 73,000 shares of Class A Common Stock in the aggregate, and 71,500 shares of Class C Common Stock in the aggregate and may be deemed to beneficially own 73,000 shares of Class C Common Stock in the aggregate. Each share of Class A Common Stock entitles the holder to one vote with respect to each matter presented to the Issuer’s stockholders on which the holders of Class A Common Stock are entitled to vote. Each share of Class C Common Stock entitles the holder to 1/100th of one vote with respect to each matter presented to the Issuer’s stockholders on which the holders of Class C Common Stock are entitled to vote. Except in respect of matters relating to the election and removal of directors on the Issuer’s board of directors and as otherwise provided in the Issuer’s amended and restated certificate of incorporation or required by law, all matters to be voted on by holders of Class A Common Stock, Class B Common Stock, Class C Common Stock, and Class D Common

Stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter.

AMENDED EXCHANGE AGREEMENT

The information set forth under Item 3 is hereby incorporated by reference.

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

The Reporting Person is party to an Amended and Restated Registration Rights Agreement, dated as of May 14, 2015 (the “Amended Registration Rights Agreement”), by and between the Reporting Person and the Issuer. Pursuant to the Amended Registration Rights Agreement, the Reporting Person and its affiliates are entitled to demand registration rights, including the right to demand that a shelf registration statement be filed, and “piggyback” registration rights, for shares of Class A Common Stock issuable upon exchange of Class B Units held by such persons, and for shares of Class C Common Stock issuable upon exchange of Class D Units held by such persons. The foregoing summary of the Amended Registration Rights Agreement is qualified in its entirety by reference to the text of Exhibit 2 hereto.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety to read as follows:

1. Amended and Restated Exchange Agreement, dated as of May 14, 2015, by and among NRG Energy, Inc., NRG Yield, Inc., and NRG Yield LLC (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by NRG Yield, Inc. with the Securities and Exchange Commission on May 15, 2015).

2. Amended and Restated Registration Rights Agreement, dated as of May 14, 2015, by and between NRG Energy, Inc. and NRG Yield, Inc. (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by NRG Yield, Inc. with the Securities and Exchange Commission on May 15, 2015).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2015

NRG ENERGY, INC.

By:	/s/ Brian Curci
Name:	Brian Curci
Title:	Corporate Secretary

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS OF NRG ENERGY, INC.

The name of each of the executive officers and directors of NRG Energy, Inc. is set forth below.  Unless otherwise indicated, the business address of each of the executive officers and directors is 211 Carnegie Center, Princeton, New Jersey 08540.  Unless otherwise indicated, each executive officer and each director of NRG Energy, Inc. is a citizen of the United States.

David Crane	President and Chief Executive Officer; Director
Kirkland Andrews	Executive Vice President and Chief Financial Officer
Mauricio Gutierrez	Executive Vice President and Chief Operating Officer
Tanuja Dehne	Senior Vice President and Chief Administrative Officer
David R. Hill	Executive Vice President and General Counsel
David Callen	Chief Accounting Officer
E. Spencer Abraham	Director
Kirbyjon H. Caldwell	Director
Lawrence S. Coben	Director
Howard E. Cosgrove	Director and Chairman
David Crane	Director
Terry G. Dallas	Director
William E. Hantke	Director
Paul W. Hobby	Director
Edward R. Muller	Director
Anne C. Schaumburg	Director
Evan J. Silverstein	Director
Thomas H. Weidemeyer	Director
Walter R. Young	Director